CUSIP No. 058823105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13-G Annual Summary Amendment UNDER THE SECURITIES EXCHANGE ACT OF 1934 BALTIA AIR LINES, INC. (Exact name of issuer )
Common Stock (Title of Class of Securities) 058823105 (CUSIP Number)
December 31, 2014 (Date of Event Which Requires Filing of this Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed::

[_ _] Rule 13-1(b)

[ X ] Rule 13-1(c)

[_ _] Rule 13-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058823105

1. Names of Reporting Persons John A. DRAGO
2 Check the Appropriate Box is a Member of A Group (a) [_] (b) [_]
3. SEC Use Only
4. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power: 322,651,000 6. Shared Voting Power: -0- 7. Sole Dispositive Power: 322,651,000 8. Shared Dispositive Power: -0-

9. Aggregate Amount Owned Each Reporting Person: 322,651,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [___]

11. Percent of Class Represented by Amount in Row(9): __5.78__

12. Type of Reporting Person: IN

CUSIP No. 058823105

ITEM 1.	(a) Name of Issuer : BALTIA AIR LINES INC. (b)Address of Issuer's Principal Executive Offices: JFK International Airport, Building 151, Jamaica, NY 11430
ITEM 2.	(a) Name of Person Filing: John A. DRAGO (b) Address of Principal Business Office or (if none) Residence: 1911 Route 110, Farmingdale, NY 117350 (c) Citizenship: New York, USA
ITEM 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not Applicable
ITEM 4.	Ownership

(a) Amount beneficially owned: 322,651,000
(b) Percent of Class: 5.78
(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 322,651,000
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 322,651,000
(iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.	Ownership of More Than Five Percent on Behalf of Another Person Not Applicable
ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person Not Applicable
ITEM 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not Applicable
ITEM 8.	Identification and Classification of Members of the Group Not Applicable
ITEM 9.	Notice of Dissolution of Group Not Applicable
ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 058823105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2015

John A. Drago
By Albert Z Lewis
(Power of Attorney filed on the SEC's EDGAR filing system with Schedule 13-G for the reporting person on October 21, 2014)
/ ____signed___ /
Name and Title: Albert Z Lewis, Attorney At Law